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                                                                  Exhibit (a)(5)


FOR IMMEDIATE RELEASE
Wednesday, March 10, 2004, 8:30 am ET

                 CALPINE CORPORATION COMPLETES TENDER OFFER FOR
                          4% CONVERTIBLE SENIOR NOTES

SAN JOSE - Calpine Corporation (NYSE: CPN) today announced that it has accepted for payment $409,434,000 aggregate principal amount of its 4% Convertible Senior Notes Due December 26, 2006 (the "Notes"), pursuant to its cash tender offer. Each holder who tendered Notes at or before 5:00 p.m., New York City time, on March 9, 2004, the expiration date of the tender offer, will receive approximately $1,008.22 for each $1000 principal amount of tendered Notes, representing 100% of the principal amount thereof and accrued but unpaid interest to, but not including, March 10, 2004. Calpine will pay an aggregate of $412,800,457 for the tendered Notes. Notes in the aggregate principal amount of $73,625,000 remain outstanding.

Calpine Corporation, celebrating its 20th year in power in 2004, is a leading North American power company dedicated to providing electric power to wholesale and industrial customers from clean, efficient, natural gas-fired and geothermal power facilities. The company generates power at plants it owns or leases in 21 states in the United States, three provinces in Canada and in the United Kingdom. Calpine is also the world's largest producer of renewable geothermal energy, and owns or has access to approximately one trillion cubic feet equivalent of proved natural gas reserves in Canada and the United States. The company was founded in 1984 and is publicly traded on the New York Stock Exchange under the symbol CPN. For more information about Calpine, visit www.calpine.com.

Media Relations, Katherine Potter, ext. 1168, or Investor Relations: Rick Barraza, ext. 1125, both of Calpine Corporation, +1-408-995-5115